UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Barbara
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
   USA
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   4/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |J (1| |635,457           |A  |           |635,457            |I     |Note 2                     |
                           |      |)   | |                  |   |           |                   |      |                           |
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       "          "        |      |G (9|V|579               |D  |           |28,607             |I     |Note 3                     |
                           |      |)   | |                  |   |           |                   |      |                           |
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       "          "        |      |    | |                  |   |           |64,774             |I     |Note 4                     |
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       "          "        |      |    | |                  |   |           |93,800             |I     |Note 5                     |
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       "          "        |      |    | |                  |   |           |2,657              |I     |Note 6                     |
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       "          "        |      |G (1|V|868               |A  |           |22,777             |I     |Note 7                     |
                           |      |0)  | |                  |   |           |                   |      |                           |
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       "          "        |      |    | |                  |   |           |144,830            |I     |Note 8                     |
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       "          "        |      |    | |                  |   |           |33,671             |D     |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Non-Employee Director |        |     |    | |           |   |     |     |            |       |       |            |415|            |
Stock Compensation Pla|        |     |    | |           |   |     |     |            |       |       |            |   |            |
n                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Liquidating distribution from Bainum Associates Limited Partnership ("BA") and MC Investments Limited
Partnership ("MC"). The Barbara Bainum Trust was a limited partner of both BA and MC.
Note 2: Shares owned by the Barbara Bainum Declaration of Trust (the "Trust") in which Ms. Bainum is the sole trustee.
Note 3: The proportionate interest in shares (593,209) owned by Mid Pines Associates, L.P. by the Trust, the sole trustee of which is Ms.
Bainum.
Note 4: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust dated September 5,
1996, the sole trustee of which is Ms. Bainum, in shares (593,209) owned by Mid Pines Associates, L.P.
Note 5: The proportionate interest of the Trust in shares (1,189,290) owned by Realty Investment Company, Inc., a real estate investment and management company in which Ms. Bainum is a noncontrolling shareholder.
Note 6: The proportionate interest of Ms. Bainum in shares (85,000) owned by Vintage Limited Partnership.
Note 7: The proportionate interest of certain trusts in shares (593,209) owned by Mid Pines Associates, L.P. for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the beneficiaries. Beneficial ownership is disclaimed.
Note 8: The proportionate interest of certain trusts in shares (1,189,290) owned by Realty Investment Company,
Inc. for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the beneficiaries. Beneficial ownership is disclaimed.
Note 9: Gifts from the Barbara Bainum Declaration of Trust to her children of her interest in shares (593,209) owned by Mid Pines Associates,
L.P.
Note 10: Includes gifts from the Bruce Bainum Declaration of Trust to various trusts in shares (593,209) owned by Mid Pines Associates, L.P. for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the trustee and her niece and nephews are the beneficiaries. Beneficial ownership is disclaimed.
SIGNATURE OF REPORTING PERSON
Barbara Bainum
DATE
5/7/99